RECEIVED

2008 MAY 19 A 8:45

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan

[redacted]

08002614

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 14 May 2008
RG/rmj7480
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : New agreement in fragrances with Colgate Palmolive	13 May 2008	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

PROCESSED
MAY 21 2008
THOMSON REUTERS

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA
Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

New agreement in fragrances with Colgate Palmolive

Geneva, Switzerland, 13 May 2008 – Givaudan has signed a new agreement with Colgate Palmolive as a collaborative partner for their internal fragrances development team on all their categories around the world.

Givaudan will set up a dedicated global account team and put in place the creative process to closely work with the Colgate Internal perfumery resources. Givaudan will support Colgate to create the best portfolio of winning fragrances with strong consumer appeal, furthering the growth of both companies' business in all regions globally.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com